MBH
Monex Beans Holdings, Inc.

RECEIVED
2006 MAR 14 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34933
March 9, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.

06011823

SUPPL

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of news releases announced from July 5, 2005 to January 20, 2006 as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

Very truly yours,

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

Monex Beans Holdings, Inc.

By ____________________
Name: Oki Matsumoto
Title: President & CEO

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monex.co.jp

MBH
Monex Beans Holdings. Inc.

Annex A

Enclosures and attachment

1. Announcement of Dividends for Fiscal Year Ending March 2006
2. Announcement of Attaining Sole-Lead Manager Position on an Initial Public Offering
3. Start of Securities Intermediary Alliance with Sony Bank, Ltd.
4. Announcement of Distribution of World's First 100 Currency Unit World Bank Notes
5. Announcement of Attaining Credit Rating
6. Announcement on monthly disclosure of "Revenues" and "Net Operating Revenues"
7. Announcement of Subsidiary' s Name Change
8. Announcement of Establishment of "Monex Business Incubation"
9. Announcement of Establishment of "Monex University"
10. Announcement of listing to the First Section of the Tokyo Stock Exchange
11. Announcement concerning change in "Other Related Company"
12. Announcement of Establishment of an "OpenIPO(R)" Preparatory Company
13. Announcement of Information Regarding Global Offering
14. Announcement of change of listing to the First Section of the Tokyo Stock Exchange
15. Announcement of Global Offering
16. Announcement of Change of Listing Market on the Tokyo Stock Exchange
17. Announcement Concerning Interim Dividends
18. Start of Securities Intermediary Business with Mizuho Bank, Ltd
19. Partial correction of the financial summaries for Fiscal Year Ended March 2005
20. June 2005: Correction of Monthly Disclosure
21. June 2005: Correction of Monthly Disclosure
22. Announcement of Launching Asia Fund of Funds "Asia Focus"

Monex Beans Holdings. Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monex.co.jp

(English Translation)

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

January 20, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Dividends for Fiscal Year Ending March 2006

This announcement is to inform that Monex Beans Holdings, Inc. plans to pay out dividends for Fiscal Year Ending March 2006 (FYE March 2006).

For the dividends for FYE March 2006, we plan to pay out as much dividend to our shareholders as possible. This will be added to the agenda for the second general shareholders' meeting which is scheduled in late June 2006. Details are as follows:

Dividends for FYE March 2006

Interim Dividends	0 yen per stock
End of Term Dividends	1,500 yen per stock (planned)
Total	1,500 yen per stock (planned)

(For Reference)

Dividends for FYE March 2005

Interim Dividends*	N/A
End of Term Dividends	500 yen per stock
Total	500 yen per stock

*For FYE March 2005 the Interim Dividend Policy was not adapted.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

January 16, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Attaining Sole-Lead Manager Position on an Initial Public Offering

This announcement is to inform that Monex, Inc.*("Monex", Oki Matsumoto, President&CEO) has attained the position as Sole-Lead Manager in an Initial Public Offering for S-Pool,Inc.("S-Pool", Sohei Urakami, Chairman&CEO)

Monex has attained the first position as Sole-Lead Manager in the online securities industry, and this will be the second Sole-Lead Manager deal.

S-Pool is a company that engages in (i) general manpower outsourcing business such as human resource dispatch and business consigning mainly for the logistics and sales field, (ii) mobile marketing business related to commercial market research and sales promotion, and (iii) management consulting such as corporate internal training. Today, S-Pool was approved by Osaka Stock Exchange to be listed on the New Nippon Market "Hercules". Date of listing is scheduled to be February 10,2006.

Monex was approved as securities underwriter in accordance with requirements of the Securities Exchange Law in April 2000 and has been pursuing the underwriting business, especially for Lead Manager Status. We will continue to focus on the IPO underwriting business, and endeavor to contribute as a strong liaison between individual investors and entities.

*100% subsidiary of Monex Beans Holdings, Inc.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

> ***Note:*** *This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

December 2, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Start of Securities Intermediary Alliance with Sony Bank, Ltd.

This announcement is to inform that Monex Beans, Inc.*("Monex Beans", Oki Matsumoto, President & CEO) has entered into a formal agreement on securities intermediary business with Sony Bank, Ltd. ("Sony Bank", Shigeru Ishii, President). With this agreement, online securities intermediary service with Sony Bank, will start December 5, 2005 as described below:

Purpose of Alliance

With this alliance, customers at Sony Bank will be able to receive various investment related information through the Sony Bank service website (http://moneykit.net/) such as Introduction of Monex Beans' Securities Account Opening and various investment products. We hope that this service will allow easier access to securities investment for customers at Sony Bank.

Contents of Services through Sony Bank's Service Website

1. Application of Monex Beans' Securities Account Opening
2. Introduction of newly issued Foreign Bonds and Initial Public Offerings & Public Offerings**
3. Automated Login available to Monex Beans Member's website***

*100% subsidiary of Monex Beans Holdings, Inc.
"Monex Beans, Inc." will change its name to "Monex, Inc." on December 3, 2005.

**At Monex Beans, we also provide products and services other than those mentioned above to customers. For further details, please check our website.

*** This service will be limited to those who opened an account at Monex Beans through Sony Bank Securities Intermediary Service.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

December 2, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Distribution of World's First 100 Currency Unit World Bank Notes

This announcement is to inform that Monex Beans, Inc.* ("Monex Beans"; Oki Matsumoto, President&CEO) will start the distribution of 100 Currency Unit World Bank Notes issued by International Bank for Reconstruction and Development ("World Bank"), which will be the smallest minimum denomination for World Bank Notes world wide.

With the low interest rate policy prolonging in Japan, foreign currency denominated notes with higher interest rates are becoming a popular investment among individual investors.

Monex Beans has lowered the minimum purchase amount of World Bank Notes from 1000 currency unit to 100 currency unit to enable more customers to invest in these notes. The reduction of this minimum purchase amount will be the first attempt for both the World Bank and Monex Beans, and through this we hope to expand the investment opportunities for the younger generation. At the same time, we hope that this will deepen the understanding of policies and activities the World Bank is conducting to reduce poverty throughout the world.

The details of the first distribution of "100 Currency Unit World Bank Notes" are as follows:**

Subscription Period	:	From December 10, 2005
Term	:	3 years
Estimated Coupon Range	:	5.9% to 6.9% (Tax included)
Currency	:	New Zealand Dollars

At Monex Beans, we hope to continue to distribute similar types of small unit products.

*100% subsidiary of Monex Beans Holdings, Inc.
(Monex Beans will change its corporate name to "Monex" on December 3, 2005)
**For further details, please check Monex Website http://www.monex.co.jp/

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

> *Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

December 1, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Attaining Credit Rating

This announcement is to inform that Monex Beans, Inc.*("Monex Beans", Oki Matsumoto, President & CEO) has attained credit rating on December 1, 2005 from Japan Credit Rating Agency, Ltd. (http://www.jcr.co.jp/homepageJ.htm)

We hope that this will broaden and provide us with more efficient means of financing.

Description of Rating

Issuer	:	Monex Beans Holdings, Inc.	
Long-term debts	:	BBB+/Stable	
Issuer	:	Monex Beans, Inc.*	
Long-term debts	:	BBB+/Stable	
CP Program	:	[Rating]	J-2
		[Maximum Issue Amount]	30 billion yen
		[Backup Line]	0%

*100% subsidiary of Monex Beans Holdings, Inc.
"Monex Beans, Inc." will change its name to "Monex, Inc." on December 3, 2005.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

Announcement on monthly disclosure of "Revenues" and "Net Operating Revenues"

November 7, 2005

We are pleased to announce that we have decided to disclose "Revenues and "Net Operating Revenues" on a monthly basis from October 2005. Actual figures of October 2005 are scheduled to be disclosed in late November.

(English Translation)

> *Note: This material is an English translation of a Japanese announcement made as of the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

October 24, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Subsidiary's Name Change

We are pleased to announce that the change of corporate name of our wholly owned subsidiary, Monex Beans, Inc., has been approved as follows at its special meeting of shareholders held today.

New Corporate Name : Monex, Inc.

Date of Change : December 3, 2005 (planned)

We hope that this change will enhance its familiarity to all.

\- End -

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

October 24, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Establishment of "Monex Business Incubation"

We are pleased to inform that we have decided to establish Monex Business Incubation, Inc. ("MBI"), to discover and incubate new businesses.

With the rapid changes of financial and economical environments, MBI will aim to discover and incubate new businesses by investing and supporting new financial related companies which would contribute to our groups' new businesses. We will conduct a thorough due diligence of business plans and contents upon investing, but at the same time meet new business opportunities promptly.

【Overview of MBI】

(1) Name of Company : Monex Business Incubation, Inc.

(2) Date of Establishment : November 2005 (planned)

(3) Representative : Oki Matsumoto

(4) Address : 1-11-1 Marunouchi, Chiyoda-ku Tokyo

(5) Capital Investor : Monex Beans Holdings, Inc. (100%)

(6) Capital : 100 million yen

(7) Business Description : Discovery and incubation of new businesses which would contribute to Monex Beans Holdings groups' growth

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

> *Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

October 24, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Establishment of "Monex University"

We are pleased to inform that we have decided to establish Monex University, Inc. ("MU"), to focus on investment education related businesses.

Pension reforms, prolonged low interest policy, the retirement of the baby boomer generation, etc.—Japan is now facing an era of which individuals must take risks and make decisions on asset management on their own responsibility. With this kind of background, the individuals' assets are now shifting from savings to securities related investment products. On the other hand, the individual's financial literacy which is essential to investing is yet to be improved, and investment education is becoming a national issue.

Under these circumstances, at Monex Beans Holdings group, we have continuously provided educational contents such as mail magazines, seminars and books and DVDs on investment education since our foundation. To focus on this business field, we have decided to establish this new company to provide investment education related contents from investment theory to practical methods and call it "Monex University". We hope that the establishment of this new company will support improving financial literacy of individual investors.

【Overview of Monex University】

(1) Name of Company	: Monex University, Inc.
(2) Date of Establishment	: December 2005 (planned)
(3) Representative	: Shinobu Naito (concurrently serving as representative for Monex Alternative Investments, Inc.)
(4) Address	: 1-11-1 Marunouchi, Chiyoda-ku Tokyo
(5) Capital Investor	: Monex Beans Holdings, Inc. (100%)
(6) Capital	: 40 million yen
(7) Business Description	: • Creating investment educational contents • Planning and management of investment education related events • Planning of investment education related books/DVDs and others

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

> *Note: This material is an English translation of a Japanese announcement made on September 21, 2005. Although Monex Beans Holdings, Inc. (the "Company") intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.*

September 21, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of listing to the First Section of the Tokyo Stock Exchange

This announcement is to inform that our stocks are now listed on the First Section of the Tokyo Stock Exchange (the "TSE") by the approval of the TSE as of today.

Monex Beans Holdings, Inc. was established by way of share transfer of Monex, Inc. and Nikko Beans, Inc., (presently Monex Beans, Inc., after merger) and its stocks had been listed on the TSE Mothers market since the establishment date.

We will embrace the listing to the first section as a new start, and will continue to endeavor to meet the expectations of our stakeholders. We sincerely appreciate your kind and continuous support.

<For Reference> Organization & Major Shareholders

MBH Group


MBH
Monex Beans Holdings, Inc.
51%
100%
33.3%
Asuka Asset Management Ltd.
49%
Monex Alternative Investments
Monex Beans
WR Hambrecht & Co Japan
33.3%
WR Hambrecht+ Co
33.3%
ZenShin Capital Partners

Monex Beans	Securities Business
Monex Alternative Investments	Investment Advisory Business
WR Hambrecht & Co Japan	OpenIPO® Preparatory Company

Major Shareholders

	Sony Corporation	Nikko Cordial Corporation	Oki Matsumoto	Total
March 31,2005	20.06%	29.83%	12.79%	62.69%
September 21,2005	10.25%*	26.29%	11.11%	47.65%

*Holdings do not include shares lent to Nikko Citigroup in connection with the over allotment of shares as part of an offering

-End-

【Contact】 | Monex Beans Holdings, Inc. | Corporate Communications | Mina Kanai | Tel : 03-6212-3750 |

(English Translation)

Note: This material is an English translation of a Japanese announcement made on September 21, 2005. Although Monex Beans Holdings, Inc. (the "Company") intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

September 21, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement concerning change in "Other Related Company"

This announcement is made to inform you that Sony Corporation, which had been an "other related company" of Monex Beans Holdings, Inc ("MBH"), has ceased to fall within such category as of September 21, 2005, due to a reduction in the shareholding ratio of Sony Corporation.

1. Reason for Change

The number of MBH shares held by Sony Corporation decreased due to an offering of MBH shares by Sony Corporation.

2. Outline of Sony Corporation

(1) Name	Sony Corporation
(2) Headquarters	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo
(3) Representative Director	Ryoji Chubachi
(4) Amount of Capital Stock	621,708 million yen
(5) Principal Businesses	Manufacture and sale of electronic and electrical machinery and equipment
(6) Relationship with MBH	One employee of Sony Corporation serves as a director of MBH
(7) Fiscal Year End	March 31

3. Number of Shares Held (Number of Voting Rights) and Percentage of Voting Rights Held by Sony Corporation Before and After change

	Number of Voting Rights	Number of Shares Held (shares)	Percentage of Voting Rights Held (%)
Before Change	470,400	470,400	20.1
After Change*	240,400	240,400	10.3

*Holdings after change do not include shares lent to Nikko Citigroup in connection with the over allotment of shares as part of an offering

4. Future Perspective

We expect to continue to have a positive relationship with Sony Corporation as a major shareholder.

【Contact】 | Monex Beans Holdings, Inc. | Corporate Communications | Mina Kanai | Tel : 03-6212-3750 |

(English Translation)

Note: This material is an English translation of a Japanese announcement made on September 21, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

September 21, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Establishment of an "OpenIPO®" Preparatory Company

This announcement is to inform that Monex Beans Holdings, Inc. has established a preparatory company together with WR Hambrecht + Co ("WRH+Co") and ZenShin Capital Partners to consider the implementation of OpenIPO®* in Japan.

WRH+Co pioneered the use of IPO auctions in the U.S. with the introduction of OpenIPO®, an internet-based Dutch auction system, which was used to manage the Morningstar IPO in May 2005. Prior to that, the global search giant Google used an auction process for its IPO in August 2004, which WRH + Co co-managed. The Dutch auction system is an auction system in which the shares are accumulated in a running total from the top down aggregated by bid price. The clearing price is reached when the aggregated shares equal the total shares offered. All successful bidders at or above the clearing price pay the same price. This system is different from the traditional IPO process in which the price is decided between the lead manager and the issuing company. In the Dutch auction system, the price of the IPO will be decided by an online auction.

The allocation of IPO shares to individual investors in Japan is approximately 85% by value whereas approximately 80% is allocated to institutional investors in the United States. In addition, approximately 84% of the total amount of stock brokerage transactions done by individual investors in Japan are through the internet. This indicates that most IPO investors (i.e., individual investors) are well accustomed to online trading.

Due to these backgrounds, our preparatory company will seek ways to increase the transparency of the IPO pricing and allocation process by introducing this OpenIPO® Dutch auction system for IPOs held in Japan.

* OpenIPO® is a trademark of W.R. Hambrecht+Co., LLC

General Description the Company

(1)Company Name : WR Hambrecht & Co Japan, Inc.

(2)Representative : Representative Director, Satoshi Hasuo

(Monex Beans, Inc., Business Development)

(English Translation)

(3)Address	: 1-11-1 Marunouchi, Chiyoda-ku, Tokyo, Japan	
(4)Shareholders	: Monex Beans Holdings, Inc.	33.3%
	: WR Hambrecht + Co	33.3%
	: ZenShin Capital Partners	33.3%
(5)Capital	: 16.5 million yen	
(6)Business Description	: Research and Investigation of OpenIPO® Business	

WR Hambrecht + Co.

WRH+Co (www.wrhambrecht.com) is an investment bank committed to using technology and auction processes to provide open and fair access to financial markets for all its clients. The firm's impartial Internet-based auctions, which allow the market to determine pricing and allocation, have dramatically changed the financial services landscape. WRH+Co provides underwriting and advisory services for technology and emerging growth companies. For institutional and individual investors, they provide equity research, sales and trading, full-service and online brokerage and private equity offerings. WRH+Co is headquartered in San Francisco with offices in Boston, Chicago, London, New York and Philadelphia.

ZenShin Capital Partners

ZenShin Capital Partners is a Venture Capital company located in California that provides capital and hands-on-support to companies active in global businesses. Chairman, Richard Gitlin is very knowledgeable in businesses between Japan and the United States. He has served as advisor to US State and Treasury departments, and the IMF. In the corporate restructuring area, he has experienced advisors for Canada, Korea, Indonesia and Mexico.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although Monex Beans Holdings, Inc. (the "Company") intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

September 6, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Information Regarding Global Offering

On August 19, 2005, we announced the global offering of our common shares both in Japan and overseas. Today, information regarding the public offering (offering price, etc.) has been decided. Details are as follows:

1. Global Offering (by the underwriters)

a.) Number of Offering Shares	Common Shares	322,520 shares
	1. Japanese Offering	186,764 shares
	2. International Offering	135,756 shares
b.) Offering Price per Share	125,440 yen per share	
c.) Total Value of Offering Price	Japanese Offering	23,427,676,160 yen
	International Offering	17,029,232,640 yen
d.) Underwriting Price for International Offering	119,040 yen per share	
e.) Total Value of Underwriting Price for International Offering	16,160,394,240 yen	
f.) Selling Shareholders and Number of Selling Shares	Japanese Offering	
	Sony Corporation	100,243 shares
	Nikko Cordial Corporation	47,001 shares
	Oki Matsumoto	39,520 shares
	International Offering	
	Sony Corporation	99,757 shares
	Nikko Cordial Corporation	35,999 shares
g.) Offering Period	September 7, 2005 to September 9, 2005	
h.) Date of Setttlement	September 21, 2005	

i.) On August 19, 2005, we have submitted a securities report and special report based on the securities and exchange law and, on September 6, 2005, we have submitted a notification of change of securities report and correction of special report for each of the items above.

(English Translation)

2. Global Offering (by Over-allotment Option)

a.) Number of Offering Shares	Common Shares 30,000 shares
b.) Offering Price per Share	Same as above price for the Japanese Offering by Underwriters
c.) Total Value of Offering Price	3,763,200,000 yen
d.) Selling Shareholders and Number of Selling Shares	Nikko Citigroup Limited 30,000 shares
e.) Offering Period	Same as above Offering period of Global Offering by Underwriters
f.) Settlement Date	Same as above Settlement date of Global Offering by Underwriters

g.) On August 19, 2005, we have submitted a securities report based on the securities and exchange law and, on September 6, 2005, we have submitted a notification of change of securities report for each of the items above.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on September 6, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

September 6, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of change of listing to the First Section of the Tokyo Stock Exchange

On August 19th we announced that the Tokyo Stock Exchange, Inc. (the "TSE") approved changing the market on which our stock is listed from TSE Mothers to the First or Second Section.
This announcement is to inform you that the TSE determined today that our shares will be listed on the First Section of the TSE, effective September 21, 2005.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although Monex Beans Holdings, Inc. (the "Company") intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

August 19, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Global Offering

This announcement is made to inform that a Global Offering of common shares of Monex Beans Holdings, Inc. has begun as follows:

1. Global Offering (by underwriters)

a.) Type of Share

Common Shares of Monex Beans Holdings, Inc.

b.) Number of Offering Shares

Total Offering Shares	322,520 shares
Japanese Offering	216,764 shares (planned)
International Offering	105,756 shares (planned)

The final allocation of numbers of shares between Japanese Offering and International Offering will be decided on the day the offering price is determined (See following item c.))

c.) Offering Price

To be determined
Offering Price will be determined on any date from September 6, 2005 through September 9, 2005 by way of Fair regulation rule 14 article 7-2 regulated by the JSDA.

d.) Selling Shareholders and Number of Selling Shares

Japanese Offering

Sony Corporation	122,288 shares
Nikko Cordial Corporation	54,956 shares
Oki Matsumoto	39,520 shares

International Offering

Sony Corporation	77,712 shares
Nikko Cordial Corporation	28,044 shares

e.) Way of Offering

1.) Japanese Offering
For the Japanese Offering, we will entrust all offering of shares to Nikko Citigroup Limited (Lead Manager), Monex Beans, Inc., Nomura Securities Co., Ltd., Mizuho Securities Co., Ltd., Ichiyoshi Securites Co., Ltd., Shinko Securities Co., Ltd., Tokai Tokyo Securities Co., Ltd., Toyo Securities Co., Ltd., and Mitsubishi Securities Co., Ltd.
If shares should remain unsold, all entrusted companies shall jointly underwrite.

2.) International Offering
International Offering will take place in markets mainly in Europe and the United States (private offering exclusive to "qualified institutional buyers" as defined in Rule 144A under the U.S. Securities Act of 1933.) and Citigroup Global Markets Limited(International Lead Manager), Mizuho International plc, Nomura International plc, Deutsche Bank

AG London and J.P.Morgan Securities Ltd, will severally underwrite shares subject to international offering.

f.) Offering Period	To be determined on price determination date (3 business days from the next business date of price determination date planned)
g.) Date of Setttlement	September 21, 2005
h.) Application Deposits	Same amount as Offering Price per Share
i.) Unit of Application	1 share

j.) On August 19, 2005, we have submitted a securities report based on the securities and exchange law and, on September 6, 2005, we have submitted a notification of change of securities report for each of the items above.

k.) Other necessary items to be determined regarding Japanese and International offering by underwriters of our common shares will be entrusted to our representative directors.

2. Global Offering (by Over-allotment Option)

a.) Type of Share	Common Shares
b.) Number of Offering Shares	30,000 shares Above number of offering shares indicates the maximum limit and the number may be decreased or there may be no offering by over-allotment option according to the level of demands obtained through "Global Offering by Underwriters".
c.) Offering Price per Share	Same as the price for the Japanese Offering (To be determined on offering price determination date.)
d.) Selling Shareholders and Number of Selling Shares	Nikko Citigroup Limited 30,000 shares
e.) Way of Offering	Nikko Citigroup Limited will, taking into consideration the demands obtained through "Global Offering by Underwriters", additionally offer up to 30,000 common shares within Japan which will be lent by our shareholder, Sony Corporation.
f.) Offering Period	Same as the Offering Period of "Global Offering by Underwriters"
g.) Settlement Date	Same as the Settlement Date of "Global Offering by Underwriters"
h.) Application Deposits	Same as the Offering Price per Share of "Global Offering by Underwriters"
i.) Unit of Application	1 share

j.) On August 19, 2005, we have submitted a securities report based on the Securities and Exchange Law.

g.) Other necessary items to be determined regarding offering by over-allotment option will be entrusted to our representative directors.

-End-

【Contact】 Monex Beans Holdings, Inc. Corporate Communications, Mina Kanai Tel:03-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on August 19, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

August 19, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Change of Listing Market on the Tokyo Stock Exchange

This announcement is to inform that Monex Beans Holdings, Inc. received approval from the Tokyo Stock Exchange, Inc. ("TSE") today, to change the market on which the Company's stock is listed from TSE Mothers to the First or Second Section, effective September 21, 2005.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on August 19, 2005. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

August 19, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement Concerning Interim Dividends

This announcement is made to inform you that Monex Beans Holdings, Inc. ("MBH") anticipates that it will not implement an interim dividend for the year ended March 31, 2006, although its Articles of Incorporation was amended at its first ordinary general meeting of shareholders held June 25, 2005 so as to make it possible for MBH to pay interim dividends based on the provisions of Article 293-5 of the Commercial Code of Japan.

We foresee that a formal decision concerning this matter will be made at the meeting of the Board of Directors concerning interim settlements expected to be held in October 2005.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

July 29, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.

Start of Securities Intermediary Business with Mizuho Bank, Ltd.

This announcement is to inform that Monex Beans, Inc.*("Monex Beans", Oki Matsumoto, President & CEO) has entered into a formal agreement on securities intermediary business with Mizuho Bank, Ltd. ("Mizuho Bank", Seiji Sugiyama, President & CEO). With this agreement, online securities intermediary service by Mizuho Bank will start at 5:00 pm today, July 29, 2005 as described below:

*100% subsidiary of Monex Beans Holdings, Inc.

Contents of Services

1. Application of Monex Beans' Securities Account Opening through Mizuho Bank's website
2. Automated login available from Mizuho Bank's website to Monex Beans member's website
3. Access to full-line services and products of Monex Beans for customers with accounts opened through Mizuho Bank's security intermediary service

With these services, Monex Beans will be able to provide services to 26 million customers of Mizuho Bank, which would strengthen our customer base.

Other services with Mizuho Bank such as "One day Account Opening" and "Service Point Exchange Programs with Mizuho Mileage Club" that were announced on May 20, 2005 will be introduced subsequently.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

Partial correction of the financial summaries for Fiscal Year Ended March 2005

The financial summary for the Fiscal Year Ended March 31, 2005 are hereby corrected as follows:

The corrected figures are underlined.

Notes to Consolidated Financial Statements

(Before Correction)

Total fair value of securities received as collateral as of March 31, 2005 consisted of the following:

Securities in custody for loans receivable from customers	120,555 millions of yen
Securities borrowed from securities finance companies	5,301 millions of yen
Securities borrowed	<u>31,627 millions of yen</u>
Securities received as guarantee for margin transactions	110,590 millions of yen

(After Correction)

Total fair value of securities received as collateral as of March 31, 2005 consisted of the following:

Securities in custody for loans receivable from customers	120,555 millions of yen
Securities borrowed from securities finance companies	5,301 millions of yen
Securities borrowed	<u>28,028 millions of yen</u>
Securities received as guarantee for margin transactions	110,590 millions of yen

Notes to Financial Statements (Monex, Inc.)

(Before Correction)

Total fair value of securities received as collateral as of March 31, 2005 consisted of the following:

Securities in custody for loans receivable from customers	48,036 millions of yen
Securities borrowed from securities finance companies	2,063 millions of yen
Securities borrowed	<u>30,023 millions of yen</u>
Securities received as guarantee for margin transactions	34,474 millions of yen

(After Correction)

Total fair value of securities received as collateral as of March 31, 2005 consisted of the

following:

Securities in custody for loans receivable from customers	48,036 millions of yen
Securities borrowed from securities finance companies	2,063 millions of yen
Securities borrowed	26,424 millions of yen
Securities received as guarantee for margin transactions	34,474 millions of yen

July 14, 2005

Company Name: Monex Beans Holdings, Inc.
Name of Representative: Oki Matsumoto, CEO
Securities Code: 8698 (TSE Mothers)
Contact: Mina Kanai, CEO Office
E-mail: ir@monex.co.jp

June 2005: Correction of Monthly Disclosure

We would like to make a correction of the report we announced on July 5, 2005 regarding the number of customers' accounts and trades of Monex Beans, Inc., a subsidiary of Monex Beans Holdings, Inc., as of June 2005. The underlined numbers are the corrected numbers.

Item	Jul. 2004	Aug. 2004	Sep. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005

Investment Trusts (Before Correction)

Item	Jul. 2004	Aug. 2004	Sep. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005
Average number of orders per business day [excluding MRF]	1,079	983	988	1,222	1,378	1,394	1,608	1,469	1,550	1,652	1,722	2,500

Investment Trusts (After Correction)

Item	Jul. 2004	Aug. 2004	Sep. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005
Average number of orders per business day [excluding MRF]	1,079	983	988	1,222	1,378	1,394	1,608	1,469	1,550	1,652	1,722	1,738

This correction was due to a mistake of adding reinvestment orders to the average number of orders per business day.
We sincerely regret and apologize that there was a mistake on disclosure information and the delay of discovery.
We have strengthened our internal check system as of today so that this will not happen again.

We also have another correction on the correction announcement we made on July 6, 2005.
Details are as follows:

Stock Brokerage (Before Correction)

Item		Jul. 2004	Aug. 2004	Sep. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005
Average number of stock orders per business day	Cash	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	114,852	144,873
	Margin	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	45,988	53,845
	Total	122,867	102,271	116,622	119,718	126,082	131,623	161,482	171,735	172,683	156,263	160,841	198,718
Average number of trades per business day	Cash	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	39,477	48,009
	Margin	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	19,302	22,044
	Total	44,613	35,592	43,430	42,961	45,779	49,024	62,157	65,139	68,176	59,396	58,779	70,053
Average trade value (Unit: thousand yen)	Cash	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	717	712
	Margin	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	1,256	1,393
	Total	1,054	1,085	1,095	1,010	962	1,062	1,058	1,039	995	976	894	927
Margin trades outstanding [end of month] (Unit: billion yen)		108.5	108.8	107.4	103.7	105.8	105.3	123.2	129.1	143.4	151.8	140.8	147.0

Stock Brokerage (After Correction)

Item		Jul. 2004	Aug. 2004	Sep. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005
Average number of stock orders per business day	Cash	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	114,852	138,288
	Margin	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	45,988	51,397
	Total	122,867	102,271	116,622	119,718	126,082	131,623	161,482	171,735	172,683	156,263	160,841	189,686
Average number of trades per business day	Cash	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	39,477	45,827
	Margin	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	19,302	21,042
	Total	44,613	35,592	43,430	42,961	45,779	49,024	62,157	65,139	68,176	59,396	58,779	66,869
Average trade value (Unit: thousand yen)	Cash	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	717	712
	Margin	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	1,256	1,393
	Total	1,054	1,085	1,095	1,010	962	1,062	1,058	1,039	995	976	894	927
Margin trades outstanding [end of month] (Unit: billion yen)		108.5	108.8	107.4	103.7	105.8	105.3	123.2	129.1	143.4	151.8	140.8	147.0

Item	Jul. 2004	Aug. 2004	Sep. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005

Foreign Exchange Margin Trading (Before Correction)

Number of accounts (end of month)	14,315	14,691	15,062	15,565	16,615	17,297	17,856	18,727	19,726	20,450	21,078	22,449
Average trade amount per business day (Unit: million yen)	8,890	8,125	8,382	6,971	7,326	10,279	10,549	11,734	9,117	8,745	8,246	11,009

Foreign Exchange Margin Trading (After Correction)

Number of accounts (end of month)	14,315	14,691	15,062	15,565	16,615	17,297	17,856	18,727	19,726	20,450	21,078	22,449
Average trade amount per business day (Unit: million yen)	8,890	8,125	8,382	6,971	7,326	10,279	10,549	11,734	9,117	8,745	8,246	10,508

This was due to a miscalculation on Number of Orders, Number of Trades, and Trade Value. Each item should have been divided by 22 business days, but they were divided by 21business days instead.

Note) 1.Stock Brokerage data include ETF and REIT.

2.Customers' assets in custody include securities that the customers lend to Monex Beans(Securities Lending outstanding).

July 6, 2005

Company Name: Monex Beans Holdings, Inc.
Name of Representative: Oki Matsumoto, CEO
Securities Code: 8698 (TSE Mothers)
Contact: Mina Kanai, CEO Office
E-mail: ir@monex.co.jp

June 2005: Correction of Monthly Disclosure

We would like to make a correction of the report we announced on July 5, 2005 regarding the number of customers' accounts and trades of Monex Beans, Inc., a subsidiary of Monex Beans Holdings, Inc., as of June 2005. The underlined numbers are the corrected numbers.

Monex, Inc. and Nikko Beans, Inc. have merged on May 1st 2005 and the name of the merged company is "Monex Beans, Inc." The following figures before May 2005 are the simple sums of those of Monex, Inc. and Nikko Beans, Inc.

Number of accounts, trades (last one year)

Number of accounts (end of month)

	Jul. 2004	Aug. 2004	Sep. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005
Number of accounts	373,977	380,883	388,254	395,552	403,451	411,165	418,408	426,882	439,514	450,685	460,935	453,140
Number of margin accounts	15,374	15,906	17,388	19,248	20,149	21,342	22,163	23,084	23,880	24,602	25,997	27,155
Customers' assets in custody (Unit: billion yen)	1,372.9	1,363.6	1,318.3	1,294.0	1,345.8	1,401.5	1,454.1	1,492.2	1,505.0	1,478.6	1,504.0	1,542.7

Stock Brokerage

		Jul. 2004	Aug. 2004	Sep. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005
Average number of stock orders per business day	Cash	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	114,852	138,288
	Margin	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	45,988	51,397
	Total	122,867	102,271	116,622	119,718	126,082	131,623	161,482	171,735	172,683	156,263	160,841	189,686
Average number of trades per business day	Cash	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	39,477	45,827
	Margin	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	19,302	21,042
	Total	44,613	35,592	43,430	42,961	45,779	49,024	62,157	65,139	68,176	59,396	58,779	66,869
Average trade value (Unit: thousand yen)	Cash	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	717	712
	Margin	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	1,256	1,393
	Total	1,054	1,085	1,095	1,010	962	1,062	1,058	1,039	995	976	894	927
Margin trades outstanding [end of month] (Unit: billion yen)		108.5	108.8	107.4	103.7	105.8	105.3	123.2	129.1	143.4	151.8	140.8	147.0

Investment Trusts

	Jul. 2004	Aug. 2004	Sep. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005
Average number of orders per business day [excluding MRF]	1,079	983	988	1,222	1,378	1,394	1,608	1,469	1,550	1,652	1,722	2,500

Securities Lending

	Jul. 2004	Aug. 2004	Sep. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005
Number of accounts (end of month)	6,269	6,422	6,512	6,581	6,695	6,571	6,692	6,894	7,373	7,566	7,462	7,392
Outstanding of securities borrowed from customers (Unit: billion yen)	30.0	30.8	24.6	28.5	30.1	30.0	31.1	32.1	28.0	37.4	38.9	38.1

Foreign Exchange Margin Trading

	Jul. 2004	Aug. 2004	Sep. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	Jun. 2005
Number of accounts (end of month)	14,315	14,691	15,062	15,565	16,615	17,297	17,856	18,727	19,726	20,450	21,078	22,449
Average trade amount per business day (Unit: million yen)	8,890	8,125	8,382	6,971	7,326	10,279	10,549	11,734	9,117	8,745	8,246	10,508

Note) 1.Stock Brokerage data include ETF and REIT.
2.Customers' assets in custody include securities that the customers lend to Monex Beans(Securities Lending outstanding).

(English Translation)

> ***Note:*** ***This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

July 5, 2005

To Investors and Customers:

Monex Beans Holdings, Inc.
Dai-Ichi Kangyo Asset Management Co., Ltd.

Announcement of Launching Asia Fund of Funds "Asia Focus"

This announcement is to inform that Monex Beans, Inc.* ("Monex Beans", Oki Matsumoto, President & CEO) and Dai-Ichi Kangyo Asset Management Co., Ltd.("DKA", Tohru Tonoike, President) will launch a new fund as follows:

*100% subsidiary of Monex Beans Holdings, Inc.

On July 6,2005, Asia Fund of Funds "Asia Focus" will be launched. Through investing in the Euroyen bond, this fund aims to link with the performance of the "Monex Fullerton Asia Fund" which invests in hedge funds. The "Monex Fullerton Asia Fund" is a Fund of Funds which invests in multiple hedge funds and mainly focuses in the Asian region including Japan and other Asia Pacific regions. It will evaluate each hedge fund, review the forecast on investment strategy, and aim for absolute return while restraining risk by diversifying investment strategies and regions.

Fullerton Fund Management Company Limited ("FFMC") will manage investments in the Asian regions excluding Japan, and Monex Alternative Investments, Inc. will act as a sub-advisor mainly for Japanese assets. DKA will manage the fund and Monex Beans will be the sales agent for the fund.

The MBH Group has always aspired for a financial infrastructure for individual investors and has launched this fund under this philosophy together with DKA and FFMC. We believe that by adding alternative investment products to the customers' portfolio will improve the overall performance for individual investors. The purchase amount has been set reasonably for individual investors to start this new investment opportunity. We truly hope this will contribute to the asset management of individual investors.

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750